Exhibit (a)(1)(g)
FORMS OF CONFIRMATION E-MAIL
Confirmation E-mail to Employees who Elect to Participate in the Offer to Amend Certain Option and
Cancel Certain Other Options
     Brocade Communications Systems, Inc. has received your election form [dated       , 2006], by which you elected to have some or all of the shares subject to the outstanding option grants that you have indicated be amended in exchange for cash payments or canceled for cash payments, subject to the terms and conditions of the offer.
     If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Elizabeth Moore, at fax number (408) 333-5900, or via e-mail to 409Astock@brocade.com, or hand deliver it to Elizabeth Moore at Brocade Communications Systems, Inc., 1745 Technology Drive, San Jose, CA 95110 before 5:00 p.m., Pacific Time, on June 12, 2006. Only withdrawal forms that are complete, signed and actually received by Elizabeth Moore by the deadline will be accepted. Withdrawal forms submitted by United States mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions concerning the submission of your form, please direct them to Elizabeth Moore:
Elizabeth Moore
Brocade Communications Systems, Inc.
1745 Technology Drive, San Jose, CA 95110
Phone: (408) 333-5019
     Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, Brocade will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when Brocade gives oral or written notice to the option holders generally of its acceptance of such options, which notice may be made by press release, e-mail or other method of communication. Brocade’s formal acceptance is expected to take place shortly after the end of the offer period.
Confirmation E-mail to Employees who Withdraw their Stock Options from the Offer to Amend Certain
Option and Cancel Certain Other Options
     Brocade Communications Systems, Inc. has received your withdrawal form [dated      , 2006], by which you rejected Brocade’s offer to amend or cancel some or all of your eligible outstanding options. Any options you have not withdrawn will remain bound pursuant to your prior election form.
     If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible option grants by completing and submitting a new election form by faxing it to Elizabeth Moore, at fax number (408) 333-5900, or via e-mail to 409Astock@brocade.com, or by hand delivery to Elizabeth Moore at Brocade Communications Systems, Inc., 1745 Technology Drive, San Jose, CA 95110 before 5:00 p.m., Pacific Time, on June 12, 2006. If you have questions concerning the submission of your form, please direct them to Elizabeth Moore at:
Elizabeth Moore
Brocade Communications Systems, Inc.
1745 Technology Drive, San Jose, CA 95110
Phone: (408) 333-5019